UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

 Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-233901).

Appointment of New Chairman of the Board

As previously disclosed, on June 20, 2022, Rolf Stahel resigned as Chairman of Midatech Pharma PLC (the “Company”). Mr. Stahel resignation was not the result of any disagreements with the Company.

Further, as previously disclosed, on June 20, 2022, the Board of Directors of the Company (the “Board”) appointed Dr. Stephen Parker as a director and Chairman of the Board. A copy of the press release announcing the appointment is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Dr. Parker, aged 63, has a career in the healthcare and pharma sector that spans over 30 years, including 10 years in advisory roles. Dr. Parker has served as Managing Director of sp2 Consulting Limited since 2002, as well as an advisor to Opus Corporate Finance LLP since 2019. Dr. Parker has also served as Chairman of Sareum Holdings plc (AIM: SAR) since May 2016 and Drishti Discoveries Limited since January 2021, as Senior Independent Director of MGC Pharmaceuticals Limited (ASX, LSE:MXC) since March 2019, and as a director of Eternans Limited since July 2019 and sp2 Asset Management Limited since September 2018. Previously, Dr. Parker served as a director of Albucasis Limited from September 2013 to September 2019, as Chairman of Liverpool Chirochem Limited from July 2017 to July 2018, and as a director and Chairman of Silence Therapeutics plc (LSE: SLN) from November 2013 to April 2019. Dr. Parker also has corporate finance experience having been an investment banker focusing on pharma and biotechnology with Barings Brothers Limited, SBC Warburg Dillon Read, and Apax Partners LLP, and previously served as a director at subsidiaries of Celtic Pharma GP Limited and Chief Financial Officer of Oxford GlycoSciences. Dr. Parker received his D.Phil in Biochemistry from the University of Oxford, MBA in Business Administration from City University, London, and B.Sc. in Chemical Sciences from the University of East Anglia.

In connection with Dr. Parker’s appointment, Dr. Parker and the Company entered into a terms of appointment agreement (the “Agreement”). The initial term of appointment for Dr. Parker expires on June 19, 2023. Pursuant to the terms of the Agreement, Dr. Parker is to be paid an annual fee for services as a director of £82,000, and is entitled to additional payments depending upon the amount of time he devotes to the Company under the Agreement. In addition, in connection with the execution of the Agreement, the Company expects to grant to Dr. Parker options to acquire the Company’s ordinary shares with an aggregate exercise price of £42,000. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of such Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

There are no arrangements or understandings between Dr. Parker and any other person pursuant to which he was appointed as a director of the Company.

Results of 2022 Annual General Meeting

On June 20, 2022, the Company issued a press releasing announcing the results of its 2022 Annual General Meeting. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of June 2022, and incorporated by reference herein, is:

Exhibit No.	Description

10.1	Terms of Appointment, dated as of June 20, 2022, by and between Midatech Pharma PLC and Stephen Parker.
99.1	Press Release, dated June 20, 2022, entitled “Directorate Change.”
99.2	Press release, dated June 20, 2022, entitled “Result of 2022 Annual General Meeting.”
99.3	Press release, dated June 21, 2022, entitled “Orphan Designation Granted by EMA to MTX110 Development for Treatment of Glioma.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: June 21, 2022	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer